Mail Stop 4561

May 27, 2009

Mr. Eric Schmidt
Chief Executive Officer
Google Inc.
1600 Amphitheatre Parkway
Mountain View, CA 94043

> **Re:** **Google, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed on February 13, 2009**
> **File No. 000-50726**

Dear Mr. Schmidt:

We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised.

Sincerely,

Craig Wilson
Senior Assistant Chief Accountant